

September 17, 2012

Via E-mail
Richard A. Smith
Chief Executive Officer
Domus Holdings Corp.
One Campus Drive
Parsippany, New Jersey 07054

> **Re:** **Domus Holdings Corp.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed September 10, 2012**
> **File No. 333-181988**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 52

1.   Please expand your disclosure to quantify the amounts subtracted from total net assets in your calculations of net tangible book value (deficit) and pro forma net tangible book value (deficit).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

Critical Accounting Policies, page 118

2.   Please advise us of the IPO price range, when known. Also, to the extent you believe estimates used to determined stock-based compensation are considered critical, please consider expanding your disclosure to discuss the methods and assumptions used in

estimating the fair value of the underlying stock and instruments granted as stock compensation. Also, consider disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date. Furthermore, to the extent there were significant differences in the fair values determined for the underlying stock as well as with the IPO price, consider discussing narratively the reasons for the differences.

Unaudited Pro Forma Financial Information, page 60

3.   We note your response to comment 2. Please clarify if the amount of interest excluded has been accrued yet in the historical financial statements presented. Furthermore, it is still unclear to us why this amount is excluded; please explain further as it appears that this interest is directly attributable to the conversion and/or pay down of certain of your debt which is reflected in the pro forma statements.

Pro Forma Condensed Consolidated Balance Sheet, page 62

4.   We note your response to comment 3 and your revised disclosures. Since your transaction is structured in such a manner that significantly different results may occur (i.e. conversion or redemption), please disclose additional pro forma presentations of your balance sheet with accompanying footnotes to give effect to the range of possible results. Please consider depicting the minimum and maximum issuances of securities under the different results.

Pro Forma Consolidated Statement of Operations, page 63

5.   You disclose on page 168 that you will award certain initial grants to executive officers and employees in connection with this offering. Please tell us what consideration you gave to reflecting the issuance of these awards in your pro forma statements. Also, disclose the estimated amount of compensation expense related to these awards.

6.   Please revise to include adjustment for interest expense on the borrowings under your revolving credit facility. If already included in the interest expense adjustments, please expand the related footnotes to quantify each element of the adjustments.

Notes to Unaudited Pro Forma Financial Information, page 65

7.   We note that adjustment (2) includes several adjustments; please revise to discuss the impact to each line item in the financial statements separately. Also, consider additional columns in the financial statements and/or presenting tables within the footnotes to make it easier for a reader to re-calculate the adjustments.

8.   Please expand your disclosure to include a footnote detailing your loss per share calculations. Include a table with a breakout of the weighted average common and common equivalent shares of Domus Holdings outstanding used in each calculations.

9.   You disclose on page F-73 that you have unrecognized cost of performance based options that will be recorded as compensation expense when an IPO or significant capital transaction is probable of occurring. Please expand your footnotes to discuss and quantify this non-recurring charge.

Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements, page F-43

2. Summary of Significant Accounting Policies, page F-44

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets, page F-48

10.   We continue to consider your response to prior comment 6 from our letter dated September 5, 2012 related to the accounting for the valuations of your trademarks and unamortized franchise agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor